Exhibit 99.2

Recent Developments

Estimated 2018 Results

The following sets forth estimates of (i) our cash, cash equivalents, restricted cash and short-term investments as of December 31, 2018, (ii) the total size of our bank facilities and the undrawn facility amount as of December 31, 2018, and (iii) our total revenue for the three months ended December 31, 2018:

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Cash, cash equivalents, restricted cash and short-term investment. We estimate that our cash, cash equivalents, restricted cash and short-term investment were RMB8.3 billion (US$1.2 billion) as of December 31, 2018.

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Total size of our bank facilities and the undrawn facility amount. We estimate that the total size of our bank facilities is RMB6.8 billion (US$1.0 billion), of which RMB1.5 billion (US$0.2 billion) was utilized for borrowing, bankers’ acceptance and letters of credit, as of December 31, 2018.

•	Revenue. We estimate that our total revenue ranged from RMB3.2 billion (US$0.5 billion) to RMB3.4 billion (US$0.5 billion) for the three months ended December 31, 2018.

The preliminary 2018 results are based on our preliminary review of operations for 2018 and have not been audited or reviewed. The results remain subject to change based on our ongoing review of 2018 results.

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